October 2, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Joel Parker, Accounting Branch Chief

Re:	Aviva PLC
Form 20-F for the Year Ended December 31, 2012
Filed March 25, 2013
File No. 001-34486

Dear Mr. Parker:

We welcome the SEC staff's comments (letter dated September 4, 2013) regarding the Form 20-F of Aviva plc (the “Group”) for the fiscal year ended December 31, 2012, which was filed with the SEC on March 25, 2013 (the “Form 20-F”). We appreciate your effort to assist us with applicable disclosure requirements and to enhance the overall disclosure in our filings for the benefit of our investors.

Please note that, for ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in your comment letter and we have first set forth your comment in full, followed by our response.

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Risk and Capital Management

Principal risks and uncertainties

Risk environment, page 33

1.	Comment:

In your risk factor on page 96 you discuss the effect of interest rates on your ‘spread’ which is a key component of your net income. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses and quantifies the expected effects of a sustained low interest rate environment on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates.

Response

In our 2012 Form 20-F for the fiscal year ended 31 December 2012, the Company discussed the market risks related to Aviva’s business, including in particular the risk that changes in interest rates will reduce our “spread” which is a key component of our net income. We believe that we can best address the Staff’s comments by including in future Form 20-F filings the following proposed disclosure in the Risk and Capital Management section within Item 11.

Proposed disclosure

Some of our products, principally participating contracts, expose us to the risk that changes in interest rates will impact on profits through a change in the interest spread (the difference between the amounts that we are required to pay under the contracts and the investment income we are able to earn on the investments supporting our obligations under those contracts). The primary markets where Aviva is exposed to this risk are the UK, France and Italy.

The low interest rate environment in a number of markets around the world has resulted in our current reinvestment yields being lower than the overall current portfolio yield, primarily for our investments in fixed income securities and commercial mortgage loans. We anticipate that interest rates may remain below historic averages for an extended period of time and that financial markets may continue to have periods of high volatility. Investing activity will continue to decrease the portfolio yield as long as market yields remain below the current portfolio level. We expect the decline in portfolio yield will result in lower net investment income in future periods.

Certain of our product lines, such as protection, are not significantly sensitive to interest rate or market movements. For unit-linked business, the shareholder margins emerging are typically a mixture of annual management fees and risk/expense charges. Risk and expense margins will be largely unaffected by low interest rates. Annual management fees may increase in the short term as the move towards low interest rates increases the value of unit funds. However, in the medium term, unit funds will grow at a lower rate which will reduce fund charges. For the UK annuities business interest rate exposure is mitigated by closely matching the duration of liabilities with assets of the same duration.

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The UK participating business includes contracts with features such as guaranteed surrender values, guaranteed annuity options, and minimum surrender and maturity values. These liabilities are managed through duration matching of assets and liabilities and the use of derivatives, including swaptions. As a result, the Group’s exposure to sustained low interest rates on this portfolio is not material. The Group’s key exposure to low interest rates arises through its other participating contracts, principally in Italy and France. Some of these contracts also include features such as guaranteed minimum bonuses, guaranteed investment returns and guaranteed surrender values. In a low interest rate environment there is a risk that the yield on assets might not be sufficient to cover these obligations. For certain of its participating contracts the Group is able to amend guaranteed crediting rates. Our ability to lower crediting rates may be limited by competition, bonus mechanisms and contractual arrangements.

Details of material guarantees and options are given in Note 38 of Item 18, “Financial Statements”. In addition, the following table summarises the weighted average guaranteed crediting rates and weighted average book value yields on assets as at 31 December 2013 for our Italian and French participating contracts, where the Group’s key exposure to sustained low interest rates arises.

	Weighted average guaranteed crediting rate	Weighted average book value yield on assets	Participating contract liabilities £m
France	x.x%	x.x%	£xx,xxx
Italy	x.x%	x.x%	£xx,xxx
Other[1]	N/A	N/A	£xx,xxx
Total	N/A	N/A	£xx,xxx

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1. “Other” includes UK participating business

Profit before tax on General Insurance and Health Insurance business is generally a mixture of insurance, expense and investment returns. The asset portfolio is invested primarily in fixed income securities and the reduction in interest rates in recent years has reduced the investment component of profit. The portfolio investment yield and average total invested assets in our general insurance and health business are set out in the table below.

	Portfolio investment yield	Average assets £m
2011	x.xx%	£xx,xxx
2012	x.xx%	£xx,xxx
2013	x.xx%	£xx,xxx

The nature of the business means that prices in certain circumstances can be increased to maintain overall profitability. This is subject to the competitive environment in each market. To the extent that there are further falls in interest rates the investment yield would be expected to decrease further in future periods.

Further information on the Group’s sensitivity to a reduction in interest rates is included in the sensitivity analysis in Note 53 of Item 18, “Financial Statements”. This analysis shows an initial benefit to profit before tax and shareholders’ equity from a 1% decrease in interest rates due to the increase in market value of the backing fixed income securities. However, in subsequent years the reduction in portfolio yield will result in lower net investment income.

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16 – Interests in, and loans to, associates

(i) Disposal of Delta Lloyd, page 157

2.	Comment

You disclose that prior to sale, the Group’s share of Delta Lloyd’s net asset value declined to a value below its quoted market value and therefore the impairment recognised in 2011 of £205 million to reduce the carrying value of the associate to the quoted market value was redundant and no longer required therefore has been reversed during the current period. Please tell us why you believe the impairment charge in 2011 to be “redundant” and thus reversible and the accounting literature you relied on to support your accounting treatment.

Response:

Following the Group’s disposal of a controlling interest in Delta Lloyd on 6 May 2011, the Group’s residual interest in Delta Lloyd was recognised as an associate, and initially measured at fair value, calculated using the quoted market value of Delta Lloyd shares at that date. Following initial recognition, equity accounting was applied to the carrying value of the associate, increasing or decreasing the value initially recognised according to the Group’s proportionate share of movements in Delta Lloyd’s net asset value.

At 31 December 2011, in accordance with IAS 28 Investments in Associates, the Group applied the requirements of IAS 39 Financial Instruments: Recognition and Measurement in respect of evidence of impairment and IAS 36 Impairment of Assets in respect of impairment measurement to test its associate interest in Delta Lloyd for impairment. IAS 36 requires that “If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset shall be reduced to its recoverable amount”1. IAS 36 defines an asset’s recoverable amount as “the higher of its fair value less costs of disposal and its value in use”2. IAS 36 also states that “If there is no reason to believe that an asset’s value in use materially exceeds its fair value less costs of disposal, the asset’s fair value less costs of disposal may be used as its recoverable amount”3. As the Group was considering a future disposal of Delta Lloyd it was concluded that fair value less costs of disposal represented the recoverable amount of the Group’s interest in Delta Lloyd. The associate’s fair value was measured by the quoted market value of the Group’s shareholding. As the quoted market value of the Group’s shareholding at 31 December 2011 was less than the carrying value at this date the associate was impaired by £217 million to its recoverable amount at that date of £776 million.

From 31 December 2011 to 5 July 2012 the Group continued to recognise its investment in Delta Lloyd as an associate and apply equity accounting to this. IAS 36 Impairment of Assets requires that “An entity shall assess at the end of each reporting period whether there is any indication that an impairment loss recognised in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the entity shall estimate the recoverable amount of that asset”4. In addition to the specific indicators of a reversal of impairment listed in IAS 36 Paragraph 111, the Group considered whether there were any other indications that the circumstances that resulted in the recognition of an impairment loss for the associate had materially changed.

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1 IAS 36, paragraph 59

2 IAS 36, paragraph 6

3 IAS 36, paragraph 21

4 IAS 36, paragraph 110

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During the period the net assets of Delta Lloyd declined significantly reducing the impaired carrying value of the associate to below its quoted market value. As a result the previously recognised impairment of £217 million no longer represented the amount by which the carrying value of the associate exceeded its recoverable amount.

In addition, on 5 July 2012, the Group partially disposed of its investment in Delta Lloyd at a valuation in excess of its impaired carrying value. This further indicated that the previously recognised impairment was no longer required.

IAS 36 states that “An impairment loss recognised in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine that asset’s recoverable amount since the last impairment loss was recognised. If this is the case, the carrying amount of the asset shall, except as described in paragraph 117, be increased to its recoverable amount”5. Both movements in the quoted market value of Delta Lloyd and the existence of a disposal transaction value represent a change in estimates used to determine recoverable amount. As the recoverable amount, either determined by reference to the quoted market value or the disposal transaction value exceeded the impaired carrying value of the associate by more than £217 million the impairment was fully reversed, resulting in a reversal of impairment loss of £205 million after exchange rate movements of £12 million on the opening impairment balance.

The increase in value of the associate was limited to the reversal of the original impairment, in accordance with IAS 36 which requires that “The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation and depreciation) had no impairment loss been recognised for the asset in prior years”6. Following the reversal of impairment the carrying value of the associate was £609 million at 30 June 2012. In comparison, the fair value of the Group’s investment in Delta Lloyd at that date was £633 million.

Following the disposal of shares in Delta Lloyd on 5 July 2012 the Group’s residual interest in Delta Lloyd was reclassified from an associate to a financial investment and from that date was carried at fair value through profit and loss until the end of the 2012 accounting period.

We acknowledge that (i) the Group is responsible for the adequacy and the accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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5 IAS 36, paragraph 114

6 IAS 36, paragraph 117

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We trust that the information provided in this letter addresses the Staff’s comments. We would be happy to assist you further, as necessary, by addressing any additional comments or questions you may have. Please feel free to contact me directly at +44 20 7662 2525.

Sincerely,

/s/ David Rogers

David Rogers

Chief Accounting Officer

Cc:	Ms. Sasha Parikh
Staff Accountant
Securities and Exchange Commission

Ms. Lisa Vanjoske
Assistant Chief Accountant
Securities and Exchange Commission

Mr. Mark Wilson
Group Chief Executive Officer
Aviva plc

Mr. Patrick Regan
Group Chief Financial Officer
Aviva plc

Mr. Joseph D. Ferraro
Willkie Farr & Gallagher (UK) LLP

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